Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-106500, 333-106493, and 333-88984 on Form S-4 and Registration Statement Nos. 033-64984 and 333-61689 on Form S-3 of our report dated March 10, 2008 (February 27, 2009 as to the reclassification of the fresh-cut flowers operation as a discontinued operation and the related reclassification of segment information as described in Notes 3, 14 and 21), relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards for uncertainty in income taxes, planned major maintenance activities, and retirement benefits) of Dole Food Company, Inc. appearing in this Current Report on Form 8-K of Dole Food Company, Inc. dated March 3, 2009.
DELOITTE & TOUCHE LLP
Los Angeles, California
March 3, 2009